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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Endesa, S.A.
(Name of Issuer)
Ordinary Shares, nominal value €1.20 each
American Depositary Shares, each representing the right to receive one ordinary share
(Title of Class of Securities)
00029274F1
(CUSIP Number)
Asesoria Juridica
Caja de Ahorros y Monte de Piedad de Madrid, Caja Madrid
Plaza de Celenque No. 2
Madrid, Spain 28013
Telephone: 011-34-91-423-9435
Facsimile: 011-34-91-423-9454
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
Copy to:

William S. Anderson
Bracewell & Giuliani LLP
711 Louisiana Street, Suite 2300
Houston, Texas 77002
Tepehone: 713-221-1122
Facsimile: 713-437-5370
March 27, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	00029274F1

1	NAMES OF REPORTING PERSONS: Caja Madrid (Caja de Ahorros y Monte de Piedad de Madrid, Caja Madrid)/36-44889411

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

The Kingdom of Spain

	7	SOLE VOTING POWER:

NUMBER OF		105,076,259

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

105,076,259

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

105,076,259

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.92%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO(1)
(1) Caja Madrid is a savings bank formed under the laws of the Kingdom of Spain.

     This Amendment No. 2 (“Amendment No. 2”) amends the Schedule 13D filed by Caja de Ahorros y Monte de Piedad de Madrid, Caja Madrid, a corporation organized under the laws of the Kingdom of Spain (“Caja Madrid”), with the Securities and Exchange Commission (the “SEC”) on October 11, 2005, as previously amended by Amendment No. 1 thereto filed with the SEC on February 14, 2007 (together, the “Schedule 13D”). This filing relates to the Ordinary Shares, nominal value €1.20 each (the “Ordinary Shares”), and American Depositary Shares, each representing the right to receive one Ordinary Share (“ADSs”), of Endesa, S.A., a corporation organized under the laws of the Kingdom of Spain (the “Issuer” or “Endesa”). The principal executive offices of Endesa are located at Ribera del Loira, 60, 28042 Madrid, Spain.
Item 3. Source and Amount of Funds or Other Consideration
     Item 3 is hereby amended to add the following supplemental information:
     As described under Item 6 below, on March 27, 2007, Caja Madrid entered into an equity swap transaction (the “Share Swap Transaction”) with E.ON Aktiengesellschaft (“E.ON”) in respect of 105,076,259 Ordinary Shares (the “Subject Shares”) representing approximately 9.92% of the outstanding Ordinary Shares of Endesa.
Item 4. Purpose of Transaction
     Item 4 is hereby amended to add the following supplemental information:
     As described under Item 6 below, Caja Madrid has entered into the Share Swap Transaction relating to approximately 9.92% of the outstanding Ordinary Shares.
Item 5. Interest in Securities of the Issuer
     Item 5 is hereby amended to add the following supplemental information:
     As described under Item 6 below, on March 27, 2007, Caja Madrid entered into the Share Swap Transaction. The Share Swap Transaction does not grant E.ON the right to acquire (other than in connection with the physical provisions of the Share Swap Transaction), dispose of or vote any Ordinary Shares. During the term of the Agreement (as defined in Item 6 below), Caja Madrid is obligated to retain full legal and unencumbered title to the Subject Shares in the terms described in the Confirmation. The Share Swap Transaction does not grant either party the right to direct or determine any voting rights that the other party may have in respect of Ordinary Shares.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
     Item 6 is hereby amended to add the following supplemental information:
     On March 27, 2007, Caja Madrid entered into the Share Swap Transaction with E.ON, which relates to 105,076,259 Ordinary Shares representing approximately 9.92% of the outstanding Ordinary Shares of Endesa. The Share Swap Transaction is evidenced by a Confirmation of Share Swap Transaction dated March 27, 2007 (the “Confirmation”), which supplements, forms a part of and is subject to an ISDA Master Agreement dated March 27, 2007 (the “ISDA Master Agreement”) and the Schedule to the ISDA Master Agreement (the

“Schedule,” and together with the Confirmation and the ISDA Master Agreement, the “Agreement”). Copies of the Confirmation, the ISDA Master Agreement, the Schedule and the Fee Letter dated March 27, 2007 from Caja Madrid to E.ON (the “Fee Letter”) are attached hereto as Exhibits 99.4, 99.5, 99.6 and 99.7 and are incorporated herein by reference. The following summary relating to the Share Swap Transaction is qualified in its entirety by reference to the copies of the Confirmation, the ISDA Master Agreement, the Schedule and the Fee Letter filed as exhibits to this Schedule 13D.
     Under the Share Swap Transaction, Caja Madrid agreed to pay E.ON an amount equal to any increase, and E.ON agreed to pay Caja Madrid an amount equal to any decrease, in the official market price of the Subject Shares above or below a reference price of €38.75 per Ordinary Share. The reference price for the Share Swap Transaction will be increased to €40.00 per Ordinary Share, if such higher price is approved by the Comisión Nacional del Mercado de Valores in relation to the offer by E.ON’s subsidiary, E.ON Zwölfte Verwaltungs GmbH (“EZV”), to acquire all of the outstanding Ordinary Shares and ADSs of Endesa (the “Offer”). If EZV further increases its price per Ordinary Share in connection with the Offer, such higher price will be the reference price. The total settlement price (the “Equity Notional Amount”) would be up to €4,071,705,036.25, if the reference price is €38.75 per Ordinary Share, or €4,203,050,360.00, if the reference price is €40.00 per Ordinary Share, subject to certain reductions upon early termination under the Confirmation. The Confirmation also contemplates certain interim payments during the period of the Share Swap Transaction based on EURIBOR plus a spread of 27.5 to 37.5 basis points, depending on E.ON’s credit rating.
     The rights and obligations of the parties under the Share Swap Transaction will become effective only upon (1) EZV’s obtaining acceptances or irrevocable undertakings or both to accept the Offer in respect of not less than 50.01% of the issued share capital of Endesa, or (2) EZV’s election to declare the Offer wholly unconditional notwithstanding that it has not obtained such acceptances or undertakings or both. The second business day after the date on which these conditions are satisfied is referred to as the “Effective Date.” If these conditions have not been satisfied by April 27, 2007, then either party may terminate the Agreement, and the parties will have no further rights, obligations or liabilities under the Agreement. Subject to certain early termination rights under the Confirmation, settlement must occur by the second anniversary of the Effective Date (the “Termination Date”) unless the parties agree to extend the Agreement to the fourth anniversary of the Effective Date. E.ON has the right to terminate the agreement between the Effective Date and the Termination Date upon five days prior written notice. Caja Madrid has the right to terminate the agreement between the Effective Date and the Termination Date only in certain circumstances as described in the Confirmation.
     E.ON has the option to close-out the Share Swap Transaction with Caja Madrid’s written consent, in whole or in part, until the last date for acceptances of the Offer. At any time prior to the last date for acceptances of the Offer, the parties may agree to the amount by which the Equity Notional Amount is to be reduced (the “Tender Notional Reduction Amount”) and E.ON may notify Caja Madrid of the date on which such reduction is to take effect. In that event, (1) the number of Subject Shares will be reduced by the number of shares equal to the Tender Notional Reduction Amount divided by the Initial Price (the “Tender Shares”), (2) the Equity Notional Amount will be reduced by the Tender Notional Reduction Amount, (3) Caja Madrid will deliver the Tender Shares to EZV by irrevocably and unconditionally accepting or procuring the acceptance of the Offer in respect of the Tender Shares, and (4) E.ON will pay Caja Madrid the Tender Notional Reduction Amount. Caja Madrid may not tender the Subject Shares into the Offer without the prior written consent of E.ON.
     Upon expiration of the Share Swap Transaction, E.ON may require Caja Madrid to physically deliver the Subject Shares or settle the Share Swap Transaction in cash. The Share Swap Transaction does not grant E.ON the right to acquire (other than in connection with the physical provisions of the Share Swap Transaction), dispose of or vote any Ordinary Shares.
     During the term of the Agreement, Caja Madrid is obligated to retain full legal and unencumbered title to the Subject Shares in the terms described in the Confirmation. The Share Swap Transaction does not grant either party the right to direct or determine any voting rights that the other party may have in respect of Ordinary Shares.
     E.ON will pay to Caja Madrid an arrangement fee in the amount of 0.25% and a structuring fee in the amount of 0.45% of the Equity Notional Amount.
Item 7. Material to be Filed as Exhibits.
     Item 7 is hereby amended to add the following supplemental information:
99.4	Confirmation of Share Swap Transaction dated March 27, 2007 between Caja Madrid and E.ON AG in respect of 105,076,259 Ordinary Shares of Endesa, S.A. (incorporated by reference to Exhibit (a)(5)(ZZ) to Amendment No. 24 to the Tender Offer Statement on Schedule TO of E.ON Zwölfte Verwaltungs GmbH and E.ON AG filed with the SEC on March 27, 2007).
99.5	International Swaps & Derivatives Association, Inc. Master Agreement (incorporated by reference to Exhibit (a)(5)(AAA) to Amendment No. 24 to the Tender Offer Statement on Schedule TO of E.ON Zwölfte Verwaltungs GmbH and E.ON AG filed with the SEC on March 27, 2007).
99.6	Schedule to the International Swaps & Derivatives Association, Inc. Master Agreement (incorporated by reference to Exhibit (a)(5)(BBB) to Amendment No. 24 to the Tender Offer Statement on Schedule TO of E.ON Zwölfte Verwaltungs GmbH and E.ON AG filed with the SEC on March 27, 2007).
99.7	Fee Letter dated March 27, 2007 from Caja Madrid to E.ON AG (incorporated by reference to Exhibit (a)(5)(CCC) to Amendment No. 24 to the Tender Offer Statement on Schedule TO of E.ON Zwölfte Verwaltungs GmbH and E.ON AG filed with the SEC on March 27, 2007).

SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.
Dated: March 28, 2007

MADRID SAVINGS BANK (CAJA DE AHORROS Y MONTE DE PIEDAD DE MADRID, CAJA MADRID)
/s/ BORJA MURUBE
By: Borja Murube
Its: Division Director

/s/ JOSE CUETO
By: Jose Cueto
Its: Sub-Director

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